

Mail Stop 3561

June 3, 2016

Birgitte Ringstad Vartdal
Chief Executive Officer
Golden Ocean Group Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM 08
Bermuda

> **Re: Golden Ocean Group Limited**
> **Registration Statement on Form F-3**
> **Filed May 13, 2016**
> **File No. 333-211365**

Dear Ms. Vartdal:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that in addition to common shares, debt securities, warrants, purchase contracts, rights and units, you may also periodically offer preferred shares under your registration statement. Please revise to include a description of the preferred shares you may periodically offer.

Prospectus Summary, page 1

The Company, page 1

2. Please revise this section to address the risks associated with failing to meet the continued listing requirements of the NASDAQ Global Select Market. To provide context, please discuss the notice you received on February 18, 2016 from the NASDAQ Global Select Market stating that you do not meet the minimum bid price requirement and that failure to regain compliance will result in the delisting of your common shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Gary J. Wolfe, Esq.
        Seward & Kissel LLP